Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943

	gcaruso@loeb.com

Via Edgar

October 24, 2024

Howard Efron

Wilson Lee

Ronald (Ron) E. Alper

Dorrie Yale

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC III Acquisition Corp. Registration Statement on Form S-1 Submitted October 1, 2024 File No. 333-282428

Dear Mr. Howard, Mr. Wilson, Mr. Ronald and Ms. Dorrie :

On behalf of our client, A SPAC III Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 21, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

October 24, 2024 Page 2

Registration Statement on Form S-1

Exhibits

1.	We note that the opinion from your BVI counsel filed as Exhibit 5.1 includes numerous inappropriate assumptions. Please request BVI counsel to revise its opinion to remove all such inappropriate assumptions. As examples only, we note for your reference the assumptions set forth in paragraphs 4 and 14. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company’s BVI counsel has revised its opinion, filed as Exhibit 5.1 of the Amended Registration Statement.

October 24, 2024 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner